SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

PEOPLESOFT, INC.

(Name of Subject Company)

PEOPLESOFT, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

712713106

(CUSIP Number of Class of Securities)

Craig Conway
President and Chief Executive Officer
PeopleSoft, Inc.
4460 Hacienda Drive, Pleasanton, California 94588
(925) 694-3000

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

COPIES TO:

Douglas D. Smith, Esq.
Gibson, Dunn & Crutcher LLP
One Montgomery Street, Telesis Tower
San Francisco, California 94104
(415) 393-8200

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

     The following press release was issued by PeopleSoft, Inc. on June 6, 2003. PeopleSoft shareholders should read PeopleSoft’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the company with the Securities and Exchange Commission, as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the company with the SEC are available without charge from the SEC’s website at www.sec.gov.

FOR IMMEDIATE RELEASE
PSFT-53

PeopleSoft CEO Comments On Oracle Offer

PLEASANTON, Calif. – June 6, 2003 – PeopleSoft President and CEO Craig Conway commented on Oracle’s cash tender offer calling it “atrociously bad behavior from a company with a history of atrociously bad behavior. Obviously it is a transparent attempt to disrupt the acquisition of J.D. Edwards by PeopleSoft announced earlier this week,” said Conway.

PeopleSoft has gained market share against Oracle in the past few years, and earlier this week announced its intent to acquire J.D. Edwards, a leader in mid-market enterprise applications. That announcement was immediately heralded by customers, analysts, computer hardware vendors and systems integrators. “If anyone needed any further validation of the strength of the J.D. Edwards acquisition, we heard it today from Oracle,” added Conway.

PeopleSoft and its Board of Directors is required by law to review all cash tenders regardless of intent, and will provide a definitive recommendation to shareholders shortly thereafter. In the meantime, PeopleSoft advises it shareholders to take no immediate action.

About PeopleSoft
PeopleSoft (Nasdaq: PSFT) is the world’s leading provider of application software for the real-time enterprise. PeopleSoft pure internet software enables organizations to reduce costs and increase productivity by directly connecting customers, suppliers, partners and employees to business processes on-line, in real time. PeopleSoft’s integrated, best-in-class applications include Customer Relationship Management, Supply Chain Management, Human Capital Management, Financial Management and Application Integration. Today more than 5,100 organizations in 140 countries run on PeopleSoft software. For more information, visit us at www.peoplesoft.com.

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PeopleSoft and the PeopleSoft logo are registered trademarks and Pure Internet Architecture is a trademark of PeopleSoft, Inc. All other company and product names may be trademarks of their respective owners. Copyright © 2003 PeopleSoft, Inc. All rights reserved.

Contacts:
Dee Anna McPherson
Public Relations
PeopleSoft Inc.
Office: (925) 694-4112
Mobile: (415) 806-3119
deeanna_mcpherson@peoplesoft.com

Lori Varlas
Investor Relations
PeopleSoft Inc.
Office: (877) 528-7413
Mobile: (925) 998-2760
lori_varlas@peoplesoft.com